June 6, 2006

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: James Rosenberg, Senior Assistant Chief Accountant

Re:	Pain Therapeutics, Inc.
Form 10-K for the fiscal year ended December 31, 2005
File No. 000-29959

Dear Mr. Rosenberg:

On behalf of Pain Therapeutics, Inc. (the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”), which were furnished by your letter dated May 22, 2006 (the “Staff Letter”). In response to the comments set forth in the Staff Letter, we have reproduced below the comments set forth in the Staff Letter and have followed each comment with our response. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Our responses to the comments set forth in the Staff Letter are as follows:

Item 7. Management’s Discussion and Analysis

Overview, page 27

1.	We note from disclosures that your technology has been applied across your portfolio of drug candidates. Considering you have two projects (Remoxy and Oxytrex) well into phase III clinical trials and for which you are being reimbursed for development expenses, it appears you are able to track research and development cost by project at a minimum from the phase III clinical trials stage. Please provide to us, in disclosure type format the following information for each of your major research and development projects or tell us why you are unable to give us this information considering the stage of your pipeline.

James Rosenberg, Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance.

a.	The costs incurred from phase III clinical trials through the balance sheet date;

b.	The nature of the efforts necessary to complete the projects;

c.	A range of time and estimated costs of the efforts necessary to complete the projects.

With respect to the information requested by the Staff, we respectfully note that we revised our disclosures for our Annual Report on Form 10-K for the year ended December 31, 2003 in connection with comment letters from the Staff dated May 25, 2004 and June 18, 2004 on substantially similar matters, and that we have maintained and updated such disclosure in the Form 10-K on page 28.

As discussed with the Staff previously, we believe that our current presentation of research and development expense better reflects the realities of how we conduct our business than the presentation suggested by the Staff in the comment. Substantially all of our research and development expenses relate to the development of opioid drugs for the treatment of severe chronic pain conditions. Our research and development involves technology licensed from Albert Einstein College of Medicine and formulation technology we access through the collaboration agreement with Durect Corporation. These technologies are applied across our existing drug candidates. As a result, data, know-how, personnel, clinical results, research results and other matters relating to the development of one of our drug candidates also relate to, and further the development of, the other drug candidates. Our accounting for research and development expenses tracks these realities of the manner in which we conduct our operations. For example, costs allocated to a specific drug candidate may not necessarily reflect the actual costs surrounding development of that drug candidate due to the cross-application of our development efforts. While it is true that we receive reimbursement under our strategic alliance with King Pharmaceuticals, Inc. (“King”) for the expenses directly incurred for our drug candidates that utilize technology we license from Durect, including Remoxy (the “Collaboration Candidates”), and not for Oxytrex, because of the shared technologies across our drug candidates, the funds we receive from King benefit all of our research and development efforts and inform the further development of current and potential drug candidates. Similarly, funds we expend on development of Oxytrex and other efforts outside of the Collaboration Candidates will inform and further the development of the Collaboration Candidates. Accordingly, we believe that disaggregating research and development efforts on a drug candidate-by-drug candidate basis would not accurately describe the manner in which we conduct our operations, and consequently, could be misleading to investors.

James Rosenberg, Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance.

When discussing this matter with the Staff previously, the Staff acknowledged our concerns set forth above and suggested that we disclose the types of costs within our efforts directed towards the development of opioid drugs for the treatment of severe chronic pain instead of using a candidate-by-candidate disclosure. We agreed, and included the different types of costs suggested by the Staff in tabular format on page 28 of the Form 10-K. We feel that this disclosure is still the most appropriate format to follow since we were at the time of our last discussion with the Staff, as now, conducting phase III clinical development for Oxytrex. In addition, our entry into the strategic alliance with King does not change the matters previously discussed with the Staff, since the cross-application nature of our development efforts still remains the same. Furthermore, there is no way for us to judge whether we are, in fact, further along with our development efforts due to the risk associated with the drug development process, as discussed in more detail below. As a result, and in light of previous discussions with the Staff, we feel that changing our disclosure to one that focuses on development costs on a drug candidate-by-drug candidate basis could be misleading to investors since the nature of our development efforts remains the same as when this matter was last addressed with the Staff.

In prior correspondence with the Staff, and specifically in response to Subsections b and c of the Staff’s comment, we also stated that the nature of the drug development business is that development of any drug candidate is subject to a great deal of risk and uncertainty due to, among other factors, the extended and uncertain development cycle necessitated by the clinical trial process and the complicated nature of the regulatory approval process. In light of this extreme uncertainty, we believe that any estimates relating to the future efforts necessary to complete development of any of our drug candidates, as well as any estimate of costs associated with completion of such development efforts, beyond what we have already disclosed publicly would be too speculative, and could mislead investors. Furthermore, the fact that the Company’s drug candidates are in phase III clinical trials does not reduce development risk associated with such drug candidates enough to allow us to go beyond the disclosures already provided. For example, the Company announced on November 22, 2005 that one of the phase III clinical trials for Oxytrex failed to reach its primary end-point. This clinical trial, therefore, cannot be used as the basis for us to submit a new drug application (“NDA”) with the U.S. Food and Drug Administration (“FDA”), and the Company must complete additional, and previously unforeseen, clinical trials in order to provide the basis for such an NDA. Another example is provided by the Company’s announcement on December 9, 2005 that the phase III clinical trial for its drug candidate PTI-901 failed to meet its primary end-point, and that, as a result, the

James Rosenberg, Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance.

Company was ceasing all clinical development activities with respect to such drug candidate. We believe that these two examples illustrate that our reasons for being unable to disclose the information requested by the Staff in Subsections b and c above are valid, and that our current approach of disclosing the current status of each drug candidate and providing a discussion of the risks associated with the development of our drug candidates in the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Risk Factors sections of the Form 10-K, presents the best balance for providing meaningful information to investors.

Notes to Financial Statements, page 39

Summary of Significant Accounting Policies, page 39

Revenue Recognition and Deferred Program Fee Revenue, page 39

2.	Please provide us, in disclosure-type format, the significant terms of the agreement between Pain Therapeutics and King Pharmaceuticals. Additionally, tell us how you have accounted for the transaction, including the basis for your revenue recognition policy, management’s analysis of separate units of accounting under EITF 00-21 and management’s justification of the period over which you anticipate recognizing revenue.

While we believe that our disclosure reflects the significant terms of the Collaboration between the Company and King, we would like some additional guidance on the information your comment is requesting of us. Our current disclosures regarding the terms of the Collaboration Agreement between the Company and King and the related License Agreement (collectively, the “Collaboration”) appear in: (i) Item 1. Business – Overview, (ii) Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview, and (iii) in Note 3 to the financial statements.

The policies applied in determining the revenue recognized and included in Note 3 to the financial statements are described in more detail in Note 2- Summary of Significant Accounting Policies, Revenue Recognition and Deferred Program Fee Revenue.

In accounting for the strategic alliance with King, we considered each of our deliverables and associated sources of revenue under the Collaboration. For these purposes, we noted that there are two such sources: the up-front cash license payment and the funding of development expenses for Collaboration Candidates. A summary of our revenue recognition policy, including our justification of the period over which we anticipate recognizing revenue, follows for each such revenue source.

James Rosenberg, Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance.

1. Accounting for the up-front cash payment as program fee revenue

King paid to us a one-time upfront fee in the amount of $150,000,000. We are obligated to perform certain development activities under the Collaboration. We recognize as program fee revenue the up-front payment on a straight line basis between the effective date of the Collaboration and the end of the duration of development activities. The up-front license fee cannot be separated from research and development services to be provided under the Collaboration pursuant to EITF 00-21. Therefore, we account for the revenue from the up-front fee over the expected duration of all the research and development activities. We estimate the duration of all the research and development activities during the Collaboration based on our current understanding of the time needed to collect the information necessary to file an NDA for each of the collaboration candidates. We disclose how we account for program fee revenue in the Form 10-K under Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and in Notes 2 and 3 to the financial statements.

As our research and development activities progress, we may change our estimate of the duration of research and development activities for Collaboration Candidates. If such a change occurs, we will then amortize the remaining balance of the up-front fee over the updated remaining duration.

2. Funding of development expenses

We recognize Collaboration revenue from King in the period in which the related costs are incurred and when we believe the receipt of reimbursement is reasonably assured. Our business is focused on the development of drugs, and our business strategy includes establishing strategic alliances with partners, such as our Collaboration with King where King reimburses development expenses that we incur pursuant to the terms of the Collaboration. The contract revenue that stems from reimbursement of our expenses incurred pursuant to these alliances is a normal part of our business and results from our ongoing major operations. We disclosed how we account for Collaboration revenue in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and in Notes 2 and 3 to the financial statements.

James Rosenberg, Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance.

Other Matters

The acknowledgement requested by the Staff is attached hereto as Appendix A.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Any questions or additional comments you may have may be directed to me at (650) 565-3854 or Michael O’Donnell of our office at (650) 354-4178.

Sincerely,

Wilson Sonsini Goodrich & Rosati Professional Corporation

/s/ Gavin McCraley
Gavin McCraley

cc:	Peter Roddy

Michael J. O’Donnell, Esq.

Martin Waters, Esq.

Appendix A

Statement from Pain Therapeutics, Inc.

On behalf of Pain Therapeutics, Inc. (the “Company”), the undersigned acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-K;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:	/s/ Peter S. Roddy
Name:	Peter S. Roddy
Title:	Vice President and Chief Financial Officer